Hughes Hubbard & Reed LLP One Battery Park Plaza New York, New York 10004-1482 Office:+1 (212) 837-6000 Fax: +1 (212) 422-4726 hugheshubbard.com

July 25, 2023

By EDGAR

Office of Real Estate & Construction

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn: Ruairi Regan

David Link

Re:	Kensington Capital Acquisition Corp. V

Preliminary Proxy Statement on Schedule 14A

Filed July 14, 2023

File No. 001-40741

Ladies and Gentlemen:

On behalf of our client, Kensington Capital Acquisition Corp. V, a Cayman Islands exempted company incorporated with limited liability (the “Company”), set forth below is the Company’s response to the comment of the Staff communicated in the letter dated July 24, 2023 addressed to the Company with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

For ease of reference, the Staff’s comment is reproduced below in bold and italics and is followed by the Company’s response. Capitalized terms used in this letter but not otherwise defined herein have the meanings ascribed to them in the Proxy Statement.

Preliminary Proxy Statement on Schedule 14A

General

1.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U. S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

The Sponsor is a Delaware limited liability company and is not a non-U.S. person. Justin Mirro, the Company’s Chief Executive Officer and Chairman, is the managing member of the managing member of the Sponsor. Mr. Mirro is a U.S. citizen resident in the United States. Although Julian Ameler, John Arney, Mark Robertshaw, Anders Pettersson and Peter Goode, certain of the Company’s officers and directors, are citizens and residents of Germany, the United Kingdom (both Mr. Arney and Mr. Robertshaw), Sweden and Australia, respectively, none of them controls the Sponsor.

We respectfully request the Staff’s assistance in completing the review of the Proxy Statement as soon as possible. If you have any questions in connection with the filing or this response letter, please contact the undersigned at (212) 837-6454.

Very truly yours,

/s/ Charles A. Samuelson

Charles A. Samuelson

cc:	Justin Mirro

Chairman and Chief Executive Officer

Kensington Capital Acquisition Corp. V